April 17, 2020

Virginia C. Herring
Chief Executive Officer
1st Franklin Financial Corporation
135 East Tugalo Street
Post Office Box 880
Toccoa, Georgia 30577

       Re: 1st Franklin Financial Corporation
           Registration Statement on Form S-1
           Filed April 10, 2020
           File No. 333-237643

Dear Ms. Herring:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Donald Field at 202-551-3680 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance